Prospectus Supplement Filed pursuant to Rule 424(b)(3)

Registration No. 333-143707

PROSPECTUS SUPPLEMENT DATED JANUARY 25, 2008

To Prospectus Dated August 13, 2007

MISSION COMMUNITY BANCORP

This prospectus supplement should be read in conjunction with our prospectus dated August 13, 2007.  This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the original prospectus dated August 13, 2007.  The prospectus relates to the sale by Mission Community Bancorp on a best efforts basis of between 166,667 and 597,000 shares of its authorized but unissed shares of common stock at a price of $18.00 per share.

The information attached to this prospectus supplement modifies and supersedes, in part, the information in the prospectus.  Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this prospectus supplement.

This prospectus supplement includes the attached Current Report on Form 8-K of Mission Community Bancorp filed with the Securities and Exchange Commission on January 25, 2008.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement (or the original prospectus) is truthful or complete.

Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 25, 2008

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) January 24, 2008

MISSION COMMUNITY BANCORP

(Exact name of registrant as specified in its charter)

California	333-12892	77-0559736
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employee Identification No.)

581 Higuera Street, San Luis Obispo, CA 93401
(Address of principal executive offices)
(Zip code)

(805) 782-5000
(Registrant’s telephone number including area code)

(Former name or former address, if changed since last report) Not applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On January 24, 2008 Mission Community Bancorp (the “Company”) entered into a Stock Purchase Agreement (the “Agreement”) with Carpenter Fund Manager GP, LLC, (the “Manager”).           The Manager serves as General Partner of the Carpenter Community BancFund, L.P. (the “Fund”).

Pursuant to the Agreement the Manager has agreed to cause the Fund to purchase an aggregate of 333,334 shares of the Company’s authorized but unissued shares of stock for a purchase price of $18.00 per share, or an aggregate purchase price of approximately $6 million. The Agreement contemplates that the shares will be purchased in two separate closings. At the first closing, the Fund will purchase a number of shares in a best efforts public offering of up to 597,000 shares of the Company’s common stock at a price of $18.00 per share which is currently being conducted and which is scheduled to close on or before February 15, 2008 (the “Offering”) that is equivalent to 9.8% of the Company’s common stock projected to be outstanding upon consummation of the Offering. The balance of the 333,334 shares of the Company’s common stock will be purchased by the Fund, subject to receipt of all required regulatory approvals, in a private placement that will close following the receipt of all required regulatory approvals and the fulfillment of all other conditions precedent to closing set forth in the Agreement, which second closing is expected to occur in the second quarter of 2008.

Pursuant to the Agreement, the Company has agreed, prior to the second closing, to increase the size of its Board to appoint as a director one person nominated by the Fund, and to continue to nominate one person designated by the Fund for election to the Board of Directors so long as the Fund continues to own at least ten percent of the outstanding common stock of the Company.

In addition, the Company has granted the Fund “piggyback registration” rights on customary terms and conditions. The Company has also granted the Fund demand registration rights on customary terms and conditions that may be exercised by the Fund after a period of years and for a limited amount of time.

The Fund has granted the Company a right of first refusal to repurchase its own shares in the event the Fund seeks to sell any of its shares to a single investor or group of investors in a transaction or series of related transactions involving five percent or more of the total issued and outstanding common stock of the Company.

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Item 9.01 Financial Statements and Exhibits

(d)  Exhibits

Exhibit No.	Description

99.1	Press Release dated January 24, 2008

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 24, 2008		MISSION COMMUNITY BANCORP

	By:	/s/ Anita M. Robinson
Anita M. Robinson, President and Chief
Executive Officer

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Exhibit Index

Exhibit No.	Exhibit Title

99.1	Press Release dated January 24, 2008

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Exhibit 99.1

PRESS RELEASE

January 24, 2008

Mission Community Bancorp; San Luis Obispo, CA

OTCBB Symbol:  MISS

FOR IMMEDIATE RELEASE

Mission Community Bancorp, San Luis Obispo, California, parent of Mission Community Bank, is pleased to announce an agreement with Carpenter Community BancFund, L.P. by which the Fund will invest $6 million in the Company and act as a strategic advisor to support the Company’s growth and expansion.

“The Fund’s capital and strategic counsel will assist us in the growth of Mission Community Bank’s business banking in our current markets of San Luis Obispo and Northern Santa Barbara counties, and beyond,” said Anita Robinson, the Company’s president and chief executive officer. “This infusion of funds will also enable us to enhance our services aimed at our region’s rapidly growing Hispanic community.”

Edward J. Carpenter, Chairman and CEO of Carpenter & Company said, “The goal of the Fund is to be a growth resource for banks and bankers and to create a good return for investors.” Mr. Carpenter continued, “We are very pleased to be making the Fund’s first investment in Mission Community Bancorp and to provide capital to Anita Robinson, Brooks Wise and the rest of the Mission Community team.”

Under the terms of the Stock Purchase Agreement entered into by the parties, the Fund will purchase an aggregate of 333,334 shares of Mission Community’s authorized but unissued shares of stock for a purchase price of $18.00 per share, or an aggregate of approximately $6 million.  The Fund was formed by the principals of Carpenter & Company, the Irvine-based investment banking and consulting firm that specializes in bank development.  The Fund plans to support new and growing community banks in California and elsewhere.

The Transaction

The Carpenter Community BancFund has agreed to purchase 333,334 shares of the Company’s common stock in two separate closings.  At the first closing, the Fund will purchase a number of shares of common stock in the Company’s currently ongoing public offering that is equivalent to 9.8% of the Company’s common stock projected to be outstanding upon consummation of the Company’s current public offering.  The public offering is anticipated to close on or before February 15, 2008.  The balance of the 333,334 shares of the Company’s common stock will be purchased by the Fund, subject to receipt of all required regulatory approvals, in a private placement that will close following the receipt of all required regulatory approvals and the fulfillment of all other conditions precedent to closing set forth in the Stock Purchase Agreement, which second closing is expected to occur in the second quarter of 2008.

Pursuant to the Stock Purchase Agreement the Company has agreed, prior to the second closing, to increase the size of its Board to appoint as a director one person nominated on behalf of the Fund, and to continue to nominate one person designated by the Fund for election to the Board of Directors so long as the Fund continues to own at least ten percent of the outstanding common stock of the Company.

In addition, the Company has granted the Fund “piggyback registration” rights on customary terms and conditions.  The Company has also granted the Fund demand registration rights that may be exercised by the Fund not earlier than the fourth anniversary of the second closing date and not later than the fifth anniversary of the second closing date.

Mission Community

Mission Community Bancorp, a bank holding company, operates Mission Community Bank with offices in San Luis Obispo, Paso Robles and Arroyo Grande, and a Business Banking Center located in San Luis Obispo.

Mission Community Bank is a full service bank providing loan and deposit products in San Luis Obispo and northern Santa Barbara Counties.  A Department of the Treasury Certified Community Development Financial Institution, the bank has been the recipient of several grants and awards for its success in small business lending and community development banking services.

For More Information

For more information, please contact Anita Robinson at (805) 782-5000.

Forward-Looking Statements Disclosure

This news release contains forward-looking statements related to, among other things, business growth.  These statements are based on management’s current views and assumptions regarding future business performance.  Actual performance may vary due to competitive conditions, levels of marketing spending, economic factors such as energy prices, interest rates, or an economic slow-down or recession in our market area and other factors.